Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd. Announces
Final Outline of the Private Placement of the Company's Ordinary Shares

Hadera, Israel, November 19, 2007 – American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”), announced that, in furtherance of the Company’s report from October 16, 2007 (the “First Report”) regarding the Company’s intention to raise an aggregate of approximately NIS 210 million from institutional and/or private investors (the “Private Investors”) and from the Company’s controlling shareholders, Clal Industries Limited (“Clal”) and Discount Investments Corporation Ltd. (“DIC”), who together hold 59.19% of the Company’s outstanding share capital (the “Controlling Shareholders”), in consideration for a private issuance of the Company’s ordinary shares of NIS 0.01 par value each (the “Private Placement”), below is supplementary information regarding the Private Placement and a report on the results of the auction to the Private Investors held today (the “Auction”).

All information given in this report regarding the percentage of the outstanding share capital and the voting rights in the Company following the Private Placement are as of the date of this report and assume that the shares were issued pursuant to the Private Placement as of the date of this report.

—	The exact number of shares to be offered in the Private Placement is 1,012,585 (the “Shares Offered”), constituting approximately 20% of the outstanding share capital and the voting rights in the Company following the Private Placement. The minimum price per share in the Auction (as described in the First Report) was NIS 207.39 (the “Minimum Price in the Auction ”). As described in the First Report, the number of Shares Offered was calculated by dividing the estimated sum to be raised (NIS 210 million) as of the date of the First Report by the Minimum Price in the Auction.

—	40% of the number of Shares Offered, or 405,034 shares, were offered to the Private Investors (the “Shares Offered to the Private Investors”) through an auction that took place on November 19, 2007 (the “Date of the Auction”) and was managed by four distributors (the “Distributors”), Clal Financials Underwriting Ltd. and Epsilon Underwriting and Issuing Ltd. (companies controlled by IDB Holdings Ltd., which has indirect control of the Company), Aipex Management Issuances Ltd. and Psagot – Leumi and Co. Underwriting Ltd. The number of Shares Offered to the Private Investors constitutes, as of the date of this report, approximately 8% of the outstanding share capital and voting rights in the Company following the Private Placement.

—	60% of the number of Shares Offered, or 607,551 shares, were offered to the Controlling Shareholders, which number constitutes approximately 12% of the outstanding share capital and voting rights in the Company following the Private Placement (the “Shares Offered to the Controlling Shareholders”). Of the Shares Offered to the Controlling Shareholders, 388,223 shares were offered to Clal, constituting, as of the date of this report, of approximately 7.67% of the outstanding share capital and the voting rights in the Company following the Private Placement, and 219,328 shares were offered to DIC constituting, as of the date of this report, of approximately 4.33% of the outstanding share capital and the voting rights in the Company following the Private Placement.

—	In the framework of the Auction, the Company accepted requests to purchase all of the Shares Offered to the Private Investors, 405,034 shares, constituting, as of the date of this report, approximately 8% of the outstanding share capital and the voting rights in the Company following the Private Placement.

—	The price per share determined in the Auction was NIS 210 (the “Auction Share Price”). Accordingly, the price per share to the Controlling Shareholders for the Shares Offered to the Controlling Shareholders is NIS 211.05 (the Auction Share Price plus 0.5%).

—	The closing price per Company share on the Tel-Aviv Stock Exchange (the “TASE”) on October 15, 2007, one trading day prior to the publication of the First Report, was NIS 233.70 (the “Price Per Share Prior to the First Report”). The closing price per Company share on the TASE on November 18, 2007, one trading day prior to the publication of the this report, was NIS 220.40 (the “Price Per Share Prior to this Report”).

The Auction Share Price (the price at which the Shares Offered to the Private Investors were offered to the Private Investors) was 89.85% of the Price Per Share Prior to the First Report. The Auction Share Price was 95.28% of the Price Per Share Prior to this Report.

The price per share at which the Shares Offered to the Controlling Shareholders were offered to the Controlling Shareholders was 90.3% of the Price Per Share Prior to the First Report. The price per share at which the Shares Offered to the Controlling Shareholders were offered to the Controlling Shareholders was 95.75% of the Price Per Share Prior to this Report.

—	Subject to receipt of all necessary approvals to complete the Private Placement as described in the First Report, the immediate gross proceeds to be received by the Company in the Private Placement is anticipated to be NIS 213,280,779 in the aggregate, with the sum of NIS 85,057,140 to be received from the Private Investors and the sum of NIS 128,223,639 to be received from the Controlling Shareholders . The Company will pay the Distributors an amount of 1.2% of the consideration received by the Company from the Private Investors, or a total sum of NIS 1,020,686.

The following table lists the number of shares to be purchased by the Private Investors the Controlling Shareholders in the framework of the Private Placement (subject to receipt of all the necessary approvals to complete the Private Placement, as described in the First Report), and, to best knowledge of the Company, information regarding the number of shares and the percentage holdings in the Company of the Controlling Shareholders, both prior to the Private Placement and following it.

Name of Shareholder	Amount Beneficially Owned Prior to the Transaction	Percent of Class Outstanding Prior to the Transaction	Amount to be Acquired in the Private Placement	Amount Beneficially Owned Following the Private Placement	Percent of Class Outstanding Following the Private Placement

Clal Industries Ltd.	1,531,128	37.82%	388,223	1,919,351	37.91%

Discount Investments Corporation Ltd.	865,014	21.37%	219,328	1,084,342	21.43%

Private Investors in the Auction	(1)	(1)	405,034	(1)	(1)

(1) The names of each of the Private Investors whose offers to purchase shares in the Auction were accepted, and the number of shares to be purchased by each of the Private Investors, will be included in a Form 6-K to be submitted by the Company to the Securities Exchange Commission.

As mentioned in the First Report, the General Shareholders Meeting to authorize the framework of the Private Placement will convene on Sunday, November 25, 2007 at 10:00 a.m. at the Company’s offices in 1 Meizer St., Industrial Zone, Hadera (the “Company’s Offices”).

The shares to be offered in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.